UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Great West House, GW1, 17th floor,

Great West Road

Brentford, TW8 9DF,

United Kingdom

Tel: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 19, 2014, Abengoa Yield announced the completion of a reduction of capital, to create a distributable reserve, as described in our IPO prospectus filed with the Securities and Exchange Commission on June 12, 2014. The reduction of capital became effective upon the registration of the court order at UK Companies House on September 17, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

Date: September 22, 2014	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit

99.1	Abengoa Yield reduction of capital dated 19 September 2014.